

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2023

Ali Kashani
Chief Executive Officer
Serve Robotics Inc.
730 Broadway
Redwood City, CA 94063

> **Re: Serve Robotics Inc.**
> **Registration Statement on Form S-1**
> **Filed September 15, 2023**
> **File No. 333-274547**

Dear Ali Kashani:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 Filed on September 15, 2023

General

1. We note that you refer to your prior private placement as the "Offering," for example on the prospectus cover and page 40. Please revise this definition to avoid confusion with the current resale offering and revise disclosure on page 57 that refers to subsequent closings of the private placement, or advise. In addition, revise references throughout your registration statement to "this merger" and to other information that appears unrelated to the current offering, such as projected financial information and forecasts. Update information throughout as of the most recent practicable date, such as your disclosure regarding required deposits at Silicon Valley Bank, recent developments on page 57, and market and beneficial ownership information.

2. Revise your registration statement to furnish the information required by Item 506 of Regulation S-K related to dilution under a separate heading or tell us why you believe you are not required to do so.

3.   We note that there has been a change in your independent registered public accounting firm. As applicable, revise your registration statement to furnish the information required by Item 304 of Regulation S-K or tell us why you believe you are not required to do so.

Prospectus Summary, page 1

4.   Please conform or otherwise revise your disclosure to clarify whether all, or which portion, of the shares issued in the share conversion are being offered for resale. In this regard, we note the prospectus cover refers to 12,391,823 shares (which excludes restricted stock held by the employees), page 3 describes the issuance of up to 20,948,917 shares and defines "Share Conversion" to include options and warrants, and page 40 refers to shares "issued as a result of the Share Conversion." Please also revise the final two bullet points on page 10 to clarify whether the referenced shares are being registered and offered pursuant to this registration statement. We further note a reference to "contractual restrictions on transfer" on page 3 and the description of lock-up agreements on page 112. Please revise to clarify how these relate to the shares being offered for resale. File the registration rights agreement and lock-up agreements as exhibits to your registration statement.

5.   We note disclosure on pages 1 and 2 that refers to your sidewalk robots as "zero-emissions" and indicates you anticipate opportunities for reducing greenhouse gas emissions. Please balance by more fully describing the emissions related to your sidewalk robots, for instance in connection with their charging and transportation to or from delivery locations. Additionally revise the environmental impacts section on page 54 to describe the assumptions upon which your emissions reductions claims are based. Please also balance disclosure on page 2 that your robots "can improve road safety and make cities friendlier for pedestrians" by describing relevant safety concerns, including information as to your security and safety track record.

Risk Factors, page 9

6.   Please revise your risk factor disclosure throughout so that risks you have actually encountered are not presented as purely hypothetical. For example, your risk factor "Our future revenue plans rely on partnering with third party delivery platforms, brand sponsors and/or direct sales to merchants" indicates that you "may" be unable to maximize robot utilization or realize branding placement revenues, but does not discuss and provide specific details regarding your actual experience. Similar shortcomings are noted in other risk factors including, without limitation, "Failure of our service providers or disruptions to our outsourcing relationships might negatively impact our ability to conduct our business" and "Our robots operate in public spaces and any errors caused by human supervisors, network connectivity issues, third-party software, or automation may adversely affect our commercial relationships."

7.   Please discuss whether supply chain disruptions materially affect your outlook or business goals. Address, without limitation, the "industry-wide shortages" referenced on page 49

and "global supply shortage of electrical components, including semiconductor chips and other hardware components essential to the manufacturing and maintenance of our robots" referenced on page 59. Clearly describe whether supply shortages or disruptions have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

8. We note your disclosure on page 13 stating that "[u]nfavorable changes in interest rates, pricing of certain precious metals, utility rates, and foreign currency exchange rates may adversely affect [y]our financial condition, liquidity, and results of operations." Please expand your discussion of interest rates and changes in pricing of certain precious metals to specifically identify their impact on your operations and how your business has been affected. For example, describe whether changes in pricing of certain metals used in manufacturing and maintenance of your delivery robots has recently increased or is expected to increase and whether this affects your expansion goals.

9. We note your disclosure on page 16 stating that you "are substantially reliant on [y]our relationships with suppliers and service providers for the parts and components in [y]our robots, as well as for the manufacture of [y]our robots." Please describe the material terms of your arrangements with suppliers and service providers, and file any material contract as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K. In this regard, we note your disclosure on page 49 regarding single or limited source components, and your key suppliers NVIDIA and Ouster, Inc.

10. We note your disclosure on page 22 stating that economic downturns, including inflation, could materially adversely affect your results of operation. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected. In addition, please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations, page 24

11. Please tailor your disclosure to describe the specific risks applicable to your operations and products. Clarify, for example, whether your robots are dependent upon internet and/or broadband connectivity to function, and how disruption thereof would affect their operations. Discuss the need to charge robot batteries and the effect that power outages would have. Describe and assess other risks that might adversely affect your operations and results, such as theft or disablement of robots.

We, any manufacturing partners, and suppliers may rely on complex machinery, page 24

12. Please revise your disclosure which appears to refer to your manufacturing facilities, for consistency with disclosure elsewhere that indicates you use third-party manufacturers, for example on pages 16 and 25. Additionally ensure consistency with the discussion of assembly and manufacturing in your business section, for example on page 49.

Description of Our Business, page 42

13.   Please revise your disclosure to include a specific, clear description of your current operations, status of product and service development, and markets and deployment methods. Distinguish clearly your aspirations from your accomplishments. Address, without limitation, each of the following items:

- Identify the current stage of development of your delivery robots and describe your expected timeline for further development.
- Clearly describe the current automation level of your robots and plans to increase automation.
- Revise your disclosure that "we plan to expand our fleet by building and deploying hundreds of new robots in coming years after raising additional rounds of financing," by identifying the number of new robots and target year(s) for production and deployment.
- Clearly disclose your current and anticipated production capacity, including your expected timeline for ramping up, and distinguish between in-house and third-party production.
- Clearly describe the steps involved in the research, design, development, manufacturing, commercialization, and deployment of your delivery robots, identifying material obstacles to overcome, such as safety testing and regulatory approvals.
- Indicate which steps are expected to be completed with existing funds, and which will require additional funding, consistent with your liquidity disclosure elsewhere, including on page 20.
- Describe the current status of the Uber pilot program and the commercial-scale agreement to deploy 2,000 robots across the United States referenced on page 51.
- Clarify your business plans with respect to overseas operations or international markets. In this regard, we note the risk factor references on pages 26 and 29.

14.   Please revise your disclosure to describe your customers and the nature of your contractual arrangements, clearly distinguishing between existing and prospective customers and arrangements. In this regard, we note references on pages 23 and 25 to purchases/sales or subscriptions, disclosure on page 22 that, "Although we have engaged in ongoing dialogue with potential customers, we have no binding commitments to purchase products and services," and the description of "Partnerships" on page 51. Clarify which party owns the delivery robots, is responsible for maintenance and repairs, bears the risk of loss or damage, and has branding or other applicable rights pursuant to your various contractual arrangements. Describe any warranties and/or indemnifications you provide in relation to your robots and their operations. Clarify which of the unit costs described on page 52 are incurred by you or by your customers. Describe the outcome of your pilot programs and whether these are expected to lead to commercial contracts. Fully describe the material terms of your agreements with Uber and Seven-11, including what platform-level integration entails and how revenue is generated.

Impact of Robot Delivery, page 44

15.   Please balance your disclosure in this section by describing applicable limitations on robot operations, such as utilization rates, round-trip delivery times, potential safety risks, and useful lifespan. More fully describe the extent of human involvement with respect to your existing fleet, including by clarifying the role of human operators and/or supervisors with respect to the operation of robots or specific use-scenarios. Describe robot storage, charging requirements, transportation to/from or between deployment locations, and other relevant logistics considerations.

Competition, page 52

16.   We note your disclosure that, "Similar to Serve, Coco focuses on urban delivery but does not have a marketplace integration with a major third-party delivery platform, significantly constraining its ability to scale." Please revise to more fully discuss this difference between Serve and Coco, including whether and how marketplace integration affects the availability of and fees charged for your respective delivery services. If delivery fees are standardized (*i.e.*, as between merchants and delivery platforms, or as between the fees charged for human or robot delivery by a given delivery platform), then revise disclosure on page 54 that indicates robots reduce delivery costs accordingly, or advise.

Government Regulations, page 54

17.   Please revise your disclosure to discuss the government regulations to which your business operations are subject. Refer to Items 101(h)(4)(viii), (ix), and (xi) of Regulation S-K for guidance. In this regard, we note references on pages 16 and 17 to "requisite permits" from municipalities, Federal Communications Commission regulations, and Department of Transportation requirements. Please also clarify whether you are subject to food safety and handling requirements.

Intellectual Property, page 54

18.   We note your disclosure stating that you "have applied for 18 patents in China, the United States, Canada, and through the Patent Cooperation Treaty." Please expand this disclosure to state how many patents you have applied for in each country including how many have been granted in each country.

Certain Relationships and Related Party Transactions
Secured Subordinated Promissory Note with Ali Kashani, page 87

19.   With regard to the amount involved in this transaction, during the period for which disclosure is provided, please revise this section to provide disclosure of the largest aggregate amount of principal outstanding, the amount of principal paid, and the amount of interest and fees paid. See Item 404(a)(5) of Regulation S-K.

Determination of Offering Price, page 93

20.   Please revise this section to include disclosure that describe the various factors considered in determining the initial offering price. See Item 505(a) of Regulation S-K.

Plan of Distribution, page 104

21.   Please revise this section to identify the fixed price at which shares may be offered for resale and to clearly state that the shares may not be offered at-the-market until they are quoted on the OTCQB, consistent with disclosure elsewhere.

Unaudited Pro Forma Combined Financial Information, page F-43

22.   We note that you still include references to the legacy pro forma guidance regarding adjusting for events that are directly attributable to the transaction, factually supportable, and expected to have a continuing impact. Please revise your pro forma financial statements to fully comply with Article 11 of Regulation S-X as amended and to remove any references to the legacy pro forma guidance. In doing so, confirm that your pro forma financial statements include all necessary transaction accounting adjustments, including those that are not expected to have a continuing impact.

Unaudited Pro Forma Combined Balance Sheets , page F-44

23.   Please revise your pro forma combined balance sheet to show the number of preferred stock and common stock authorized, issued and outstanding on both a historical and pro forma basis.

Unaudited Pro Forma Combined Statements of Operations, page F-45

24.   Please revise your pro forma combined statements of operations for the six-months ended June 30, 2023 and the year ended December 31, 2022 to include the historical weighted average common shares outstanding – basic and diluted, and net loss per common share – basic and diluted for Serve Robotics. Refer to Rule 11-02(a)(9)(i) of Regulation S-X.

Notes to Unaudited Pro Forma Financial Statements , page F-47

25.   With regards to footnote (i), please provide a reconciliation between the historical and pro forma weighted average shares used in computing basic and diluted EPS. Please also disclose any shares not included for anti-dilution reasons.

26.   We note that pro forma adjustment (a) records the proceeds of $3,001,500, less the commissions paid to the Bridge Brokers of $239,400, pursuant to the April 2023 private placement offering of 10% senior subordinated secured convertible notes ("Bridge Notes") to accredited investors. In light of the fact that this offering took place during the period of the historical balance sheet, appears to be disclosed in Note 6 to the interim financial statements, and is included on the balance sheet as of June 30, 2023, as convertible note payable, it does not appear to be an appropriate pro forma adjustment to

increase cash for this amount. Also, in this regard, it appears that there may need to be a pro forma adjustment related to the conversion of the Bridge Notes which are recorded as liabilities as of June 30, 2023, to shares of common stock. Please revise or advise accordingly.

Part II

Item 15. Recent Sales of Securities, page II-I

27. We note the incorporation by reference of information regarding certain securities. Please revise to provide the information required by Item 701 of Regulation S-K with respect to all recent sales of securities.

Exhibit Index

Exhibit 23 - Consent of Independent Registered Public Accounting Firm, page II-6

28. Please revise to include a currently dated consent of your prior auditor, Raich Ende Malter & Co, to the inclusion of their report dated March 29, 2022, relating to the financial statements of Patricia Acquisition Corp as of and for the year ended December 31, 2021.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ernest Greene at 202-551-3733 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Jennifer Angelini at 202-551-3047 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing